UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 66160 / January 17, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14533

In the Matter of	:	ORDER MAKING FINDINGS AND
	:	REVOKING REGISTRATION BY
BSK & TECH, INC.	:	DEFAULT

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on September 7, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), alleging that BSK & Tech, Inc. (BSK), has not filed its required periodic reports and, thus, is in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. A prehearing conference is currently scheduled for January 18, 2012.

On January 13, 2012, the Division of Enforcement (Division) filed a Motion for Default (Motion) and Brief in Support, along with the Korean Authority's Certificate of Service and English Translation, which provide evidence that BSK was served with the OIP on November 15, 2011, in accordance with Rule 141(a)(2) of the Commission's Rules of Practice. See 17 C.F.R. § 201.141(a)(2). BSK's Answer was due on November 28, 2011. See OIP at 2; 17 C.F.R. §§ 201.160(b), .220(b). To date, BSK has not filed an Answer.

BSK is in default for failing to file an Answer to the OIP or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f). As authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

BSK (CIK No. 1446606) is a revoked Nevada corporation located in Seoul, South Korea, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. BSK is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10/A registration statement on January 23, 2009, which reported a net loss of over $231,000 for the twelve-month period ended December 31, 2007. As of August 26, 2011, the company's stock (symbol "BSKT") was quoted on OTC Link (previously, "Pink Sheets") operated by OTC Markets Group, Inc. ("OTC Link"), had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, BSK has failed to heed delinquency letters sent to it by the Division of Corporation Finance, requesting compliance with its periodic filing obligations, or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, BSK failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of BSK.

ORDER

The Division's Motion is GRANTED, and it is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of BSK & Tech, Inc., is hereby REVOKED.

It is FURTHER ORDERED that the prehearing conference in CANCELED.

_____
Cameron Elliot
Administrative Law Judge